UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
December 12, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES

SIGNATURES
Date December 12, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s acquisition of Aker Kvaerner’s Pulping and Power businesses cleared by the European
Commission
(Helsinki, Finland, December 12, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation’s acquisition of Aker Kvaerner’s Pulping and Power businesses has today been approved by the European Commission. The clearance is subject to a remedy package. The transaction is planned to be closed at year-end 2006.
The combined rolling 12-month (Q4/2005 —Q3/2006) net sales for Metso Paper and Aker Kvaerner’s pulping and power businesses are approximately EUR 2.4 billion, of which approximately 50 percent will come from Metso’s and Aker Kvaerner’s combined Fiber and Power businesses. After the closing, Metso Paper will employ some 10,500 people (8,766 at the end of September 2006).
Based on the decision of the European Commission, Metso will complete the sales and purchase agreement with Groupe Laperrière & Verreault Inc. (GL&V) regarding the divestment of a remedy package. The remedy package comprises Kvaerner Pulping’s pulp washing, oxygen delignification and bleaching businesses as well as Metso’s batch cooking business and its licensing back to Metso. The parties have agreed that the transaction value is not disclosed. The divestment will be closed immediately after the transaction between Metso and Aker Kvaerner has been finalized.
The remedy package accounts for approximately 4 percent of the combined net sales of Metso Paper and Aker Kvaerner’s Pulping and Power businesses. The terms of the remedy package will affect approximately 200 employees at Kvaerner Pulping in Karlstad, Sweden and Metso Paper in Pori, Finland. Employee negotiations will be initiated without delay.
After the closing of the deal, Metso will be able to deliver complete pulp mills, modernizations and related services. “Many pulp producers, especially in South America and Asia, prefer to work with one supplier, who can offer both pulp production and energy recovery technology and aftermarket services. We now have an enhanced position to serve our customers in these projects. At the same time, we see great growth opportunities in the power side, especially in the environmentally-sound, bio-fuel based power generation solutions,” says Bertel Langenskiöld, who heads the integration of Aker Kvaerner’s Pulping and Power businesses into Metso.
Metso started the integration planning of Aker Kvaerner’s Pulping and Power businesses into Metso Paper last summer within the limits set by competition legislation. The goal has been to ensure the continuity of the customer service, and a smooth transition for the operations within the requirements set by the European Commission. The integration of the businesses will begin after the transaction is closed.
The cash and interest-bearing debt-free acquisition price, agreed in April 2006 when the sales and purchase agreement was signed, was approximately EUR 335 million. The final transaction price will be based on the balance sheet at the time of the closing. Metso will disclose the final transaction value, including the adjustments related to the remedy package, after the parties have agreed upon the closing balance sheet. Metso will update its estimates about synergies as well as non-recurring costs, including the impact of the remedy package on them, as soon as the integration teams have finalized their plans with full access to the data now available.
Aker Kvaerner’s Pulping and Power businesses employs a total of about 2,000 people. In 2005 the combined net sales of the businesses totaled EUR 565 million and the operating profit after Aker Kvaerner’s corporate allocations was EUR 35 million.
GL&V is a Canadian supplier of industrial solutions for liquid/solid separation. It has some 2,300 employees, and serves a global customer base operating in a variety of industry sectors, including pulp and paper.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 23 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
www.akerkvaerner.com
www.glv.com

For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Bertel Langenskiöld, President, Fiber Business Line and the integration of Aker Kvaerner’s Pulping and Power units, Metso Corporation, tel. +358 204 84 3200
Investor contacts:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2)	the competitive situation, especially significant technological solutions developed by competitors

(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4)	the success of pending and future acquisitions and restructuring.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.